ADAMAS VENTURES, INC.

Room 1403, No. 408 Jie Fang Zhong Road

Guangzhou, Guangdong

PR China, 510030

Phone: 86-2028-8808
Fax: 86-8333-2588
Email: adamasventuresinc@gmail.com

United States Securities and Exchange Commission
Washington, DC 205494
Attention: John Reynolds
Title: Assistant Director

RE:	Adamas Ventures, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed August 28, 2014 File No. 333-194492

September 12, 2014

Dear Mr. Reynolds,

We have received the comment letter from the SEC dated September 11, 2014 and we have responded and amended the Registration Form accordingly.

General

1. We have reformatted the prospectus so that it complies with the legibility requirements set forth in Securities Act Rule 420.

Prospectus Summary, page 5

2. We have reconciled the disclosure on page 5 to be consistent with the risk factor disclosure on page 7 and similar disclosures (pages 15 and 19) throughout the prospectus.

Exhibit 15

3. We have provided a currently dated acknowledgement letter from the Company’s auditor regarding the use of their review report on our financial statements as of and for the period ended July 31, 2014 as requested under Exhibit 15.1.

Exhibit 23

4. We have provided a currently dated consent from the Company’s auditor related to the use of their audit report on the Company’s financial statements as of and for the period ended January 31, 2014 as requested under Exhibit 23.1.

The Company hereby acknowledges:

·         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For further questions or comments, please do not hesitate to contact me by email: adamasventuresinc@gmail.com

Kind Regards,

Jinshan Dai